# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: TALOS ENERGY INC., CIK 0001724965
CUSIP: 87484T108
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 333 Clay Street, Suite 3300, Houston, Texas (TX), 77002
Date of event which requires filing of this statement: 12/16/2024
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0001140361-24-028677
Filed by CIK 0001080910
Persons authorized to receive notices and communications: Carlos Slim Helu, Paseo De Las Palmas 781, Piso 3, Lomas De Chapultepec, Ciudad De Mexico, Mexico (O5), 11000, 52 55 5625 4961; Kyle A. Harris, Esq., Cleary Gottlieb Steen & Hamilton LLP, One Liberty Plaza, New York, New York (NY), 10006, (212) 225-2000

## Reporting persons
- HELU CARLOS SLIM (CIK 0001080910): type of reporting person: individual (IN); citizenship or place of organization: Mexico (O5); source of funds: working capital (WC); sole voting power 0; shared voting power 43,545,604; sole dispositive power 0; shared dispositive power 43,545,604; aggregate amount beneficially owned 43,545,604 (24.2% of the class)
  Comment: Percent beneficially owned is based on approximately 179,961,333 Common Shares issued and outstanding as of November 5, 2024, as reported in the Issuers Form 10-Q filed with the Securities and Exchange Commission (SEC) on November 12, 2024.
- Carlos Slim Domit: type of reporting person: individual (IN); citizenship or place of organization: Mexico (O5); source of funds: working capital (WC); sole voting power 0; shared voting power 43,545,604; sole dispositive power 0; shared dispositive power 43,545,604; aggregate amount beneficially owned 43,545,604 (24.2% of the class)
  Comment: Percent beneficially owned is based on approximately 179,961,333 Common Shares issued and outstanding as of November 5, 2024, as reported in the Issuers Form 10-Q filed with the SEC on November 12, 2024.
- Marco Antonio Slim Domit: type of reporting person: individual (IN); citizenship or place of organization: Mexico (O5); source of funds: working capital (WC); sole voting power 0; shared voting power 43,545,604; sole dispositive power 0; shared dispositive power 43,545,604; aggregate amount beneficially owned 43,545,604 (24.2% of the class)
  Comment: Percent beneficially owned is based on approximately 179,961,333 Common Shares issued and outstanding as of November 5, 2024, as reported in the Issuers Form 10-Q filed with the SEC on November 12, 2024.
- Patrick Slim Domit: type of reporting person: individual (IN); citizenship or place of organization: Mexico (O5); source of funds: working capital (WC); sole voting power 0; shared voting power 43,545,604; sole dispositive power 0; shared dispositive power 43,545,604; aggregate amount beneficially owned 43,545,604 (24.2% of the class)
  Comment: Percent beneficially owned is based on approximately 179,961,333 Common Shares issued and outstanding as of November 5, 2024, as reported in the Issuers Form 10-Q filed with the SEC on November 12, 2024.
- Maria Soumaya Slim Domit: type of reporting person: individual (IN); citizenship or place of organization: Mexico (O5); source of funds: working capital (WC); sole voting power 0; shared voting power 43,545,604; sole dispositive power 0; shared dispositive power 43,545,604; aggregate amount beneficially owned 43,545,604 (24.2% of the class)
  Comment: Percent beneficially owned is based on approximately 179,961,333 Common Shares issued and outstanding as of November 5, 2024, as reported in the Issuers Form 10-Q filed with the SEC on November 12, 2024.
- Vanessa Paola Slim Domit: type of reporting person: individual (IN); citizenship or place of organization: Mexico (O5); source of funds: working capital (WC); sole voting power 0; shared voting power 43,545,604; sole dispositive power 0; shared dispositive power 43,545,604; aggregate amount beneficially owned 43,545,604 (24.2% of the class)
  Comment: Percent beneficially owned is based on approximately 179,961,333 Common Shares issued and outstanding as of November 5, 2024, as reported in the Issuers Form 10-Q filed with the SEC on November 12, 2024.
- Johanna Monique Slim Domit: type of reporting person: individual (IN); citizenship or place of organization: Mexico (O5); source of funds: working capital (WC); sole voting power 0; shared voting power 43,545,604; sole dispositive power 0; shared dispositive power 43,545,604; aggregate amount beneficially owned 43,545,604 (24.2% of the class)
  Comment: Percent beneficially owned is based on approximately 179,961,333 Common Shares issued and outstanding as of November 5, 2024, as reported in the Issuers Form 10-Q filed with the SEC on November 12, 2024.
- Control Empresarial de Capitales, S.A. de C.V.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Mexico (O5); source of funds: working capital (WC); sole voting power 0; shared voting power 43,545,604; sole dispositive power 0; shared dispositive power 43,545,604; aggregate amount beneficially owned 43,545,604 (24.2% of the class)
  Comment: Percent beneficially owned is based on approximately 179,961,333 Common Shares issued and outstanding as of November 5, 2024, as reported in the Issuers Form 10-Q filed with the SEC on November 12, 2024.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: TALOS ENERGY INC.
Address of issuer's principal executive offices: 333 Clay Street, Suite 3300, Houston, Texas (TX), 77002
Comment: This Amendment No. 3 amends and supplements the Schedule 13D originally filed by the Reporting Persons on June 3, 2024, amended on August 9, 2024 and on September 5, 2024 (the "Schedule 13D") with respect to the common stock, with par value of $0.01 per share (the "Common Shares"), of Talos Energy Inc., a corporation incorporated under the laws of Delaware (the "Issuer"). This Schedule 13D is being filed pursuant to Rule 13d-1(f) promulgated under the Securities Exchange Act of 1934 (the "Exchange Act"). Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
This Amendment amends and supplements Item 4 of the Schedule 13D by inserting the following:

On December 16, 2024, the Issuer entered into a cooperation agreement (the "Cooperation Agreement") with Control Empresarial, pursuant to which Control Empresarial agreed that, during the term of the Cooperation Agreement, it would not (and it would ensure that any person or entity whose acquisition of voting securities of the Issuer would require the filing by Control Empresarial or its group of a Form 4 or a Schedule 13D, or an amendment thereto, does not) acquire, agree or seek to acquire or make any proposal or offer to acquire, or announce any intention to acquire, directly or indirectly, beneficially or otherwise, any voting securities of the Issuer (other than in connection with a stock split, stock dividend or similar corporate action initiated by the Issuer) if, immediately after such acquisition, Control Empresarial and the other members of its investor group, collectively, would, in the aggregate, beneficially own more than 25.00% of the outstanding shares of any class of voting securities of the Issuer. The Cooperation Agreement expires on December 16, 2025, but is subject to early termination upon the occurrence of certain events described in the Cooperation Agreement.

Except as set forth in this Item 4, the Reporting Person does not have any current plans or proposals which relate to or would result in any of the matters specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Calculations of the percentage of the Common Shares beneficially owned are based on a total of approximately 179,961,333 Common Shares issued and outstanding as of November 5, 2024, as reported in the Issuer's Form 10-Q filed with the SEC on November 12, 2024. As of November 18, 2024, (i) Control Empresarial, directly or indirectly, owns 43,545,604 Common Shares (representing 24.2% of the outstanding Common Shares) and (ii) the Slim Family, which are beneficiaries of a Mexican trust that owns all of the issued and outstanding voting equity securities of Control Empresarial, may be deemed to beneficially own indirectly the Common Shares beneficially owned directly by Control Empresarial
Number of shares as to which each person has sole or shared power to vote or dispose: 43,545,604 Common Shares (representing 24.2% of the outstanding Common Shares)

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth under Item 4 of this Statement with respect to the Cooperation Agreement is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1. Cooperation Agreement, dated December 16, 2024, between Talos Energy Inc. and Control Empresarial de Capitales, S.A. de C.V. (incorporated by reference to Exhibit 10.1 to Issuers Current Report on Form 8-K filed with the Commission on December 17, 2024).

2. Schedule 1 - Transactions in Common Shares effected by the Reporting Persons.

## Signatures
- HELU CARLOS SLIM: /s/ Marco Antonio Slim Domit, Marco Antonio Slim Domit/ Attorney-in-Fact* (12/18/2024)
- Carlos Slim Domit: /s/ Marco Antonio Slim Domit, Marco Antonio Slim Domit/ Attorney-in-Fact* (12/18/2024)
- Marco Antonio Slim Domit: /s/ Marco Antonio Slim Domit, Marco Antonio Slim Domit (12/18/2024)
- Patrick Slim Domit: /s/ Marco Antonio Slim Domit, Marco Antonio Slim Domit/ Attorney-in-Fact* (12/18/2024)
- Maria Soumaya Slim Domit: /s/ Marco Antonio Slim Domit, Marco Antonio Slim Domit/ Attorney-in-Fact* (12/18/2024)
- Vanessa Paola Slim Domit: /s/ Marco Antonio Slim Domit, Marco Antonio Slim Domit/ Attorney-in-Fact* (12/18/2024)
- Johanna Monique Slim Domit: /s/ Marco Antonio Slim Domit, Marco Antonio Slim Domit/ Attorney-in-Fact* (12/18/2024)
- Control Empresarial de Capitales, S.A. de C.V.: /s/ Marco Antonio Slim Domit, Marco Antonio Slim Domit/ Attorney-in-Fact* (12/18/2024)
Comment: See the Powers of Attorney for the members of the Slim Family and Control Empresarial, which are filed as exhibits to the Schedule 13D/A filed by the Slim Family and Control Empresarial with the SEC on February 3, 2022 in connection with their beneficial ownership of American Depositary Shares, each representing 20 Series L Shares of America Movil, S.A.B. de C.V., are hereby incorporated herein by reference.